Alston&Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000
Fax:404-881-7777
www.alston.com
December 11, 2009
VIA FACSIMILE AND EDGAR
Ms. Era Anagnosti
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4631

Re:	Builders FirstSource, Inc. Registration Statement on Form S-3 Filed on November 5, 2009 File No. 333-162906
Dear Ms. Anagnosti:
          On December 11, 2009, Builders FirstSource, Inc. (the “Company”) filed via EDGAR Amendment No. 2 to the above-referenced Registration Statement on Form S-3 (“Amendment No. 2 to the Registration Statement”).
          Set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter to the Company dated December 10, 2009. The responses below are numbered to correspond with the paragraphs of the Staff’s comment letter. The references in the Company’s responses below to page numbers refer to the pages in the blacklined courtesy copies of Amendment No. 2 to the Registration Statement, which we are providing to you for your convenience.
General
1.	We note your response to comment two of our letter dated November 30, 2009. You argue that the backstop purchasers’ investment pursuant to the terms of the investment agreement will be done in a private placement of securities, and that to the extent that the gross proceeds of the rights offering are more than $75 million, the backstop purchasers would have no obligations under the terms of the investment agreement and as such, they can participate in the registered offering along with the other company shareholders on a proportionate basis.

Ms. Era Anagnosti
December 11, 2009

These statements, however, appear conclusory since you have not provided any legal basis pursuant to which the rights offering to the backstop purchasers can be bifurcated. Please provide us with your detailed legal analysis as to why you believe it is appropriate to register any shares of common stock to be purchased by the backstop purchasers on this Form S-3. For further guidance please see Securities Act Release No. 8828 (August 3, 2007) and Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations, which are available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.
          In response to the Staff’s comment, the Company acknowledges that the purchase of any shares by JLL and Warburg Pincus, whether pursuant to the Investment Agreement or upon exercise of rights in the rights offering, would be effected in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, and, accordingly, would not be registered pursuant to the Registration Statement.
          However, the Company is registering all 58,571,428 shares of common stock, or an aggregate of approximately $205 million, offered in the rights offering pursuant to the Registration Statement because (a) JLL and Warburg Pincus have not indicated whether they intend to exercise any of their respective rights and (b) stockholders other than JLL and Warburg Pincus could subscribe for and purchase all 58,571,428 shares of common stock offered pursuant to the Registration Statement by exercising their rights in full under both the basic subscription privilege and the over-subscription privilege if JLL and Warburg Pincus do not exercise any of their rights.
2.	We note your response to comment three in our letter dated November 30, 2009. Please be advised that the omitted information may not be filed in a prospectus supplement or a post-effective amendment. Please also be advised that Rule 430A of Regulation C would not apply to the omitted information. Please ensure that the omitted information is provided in a pre-effective amendment. Further, please revise “Item 17. Undertakings” to remove the Regulation S-K Item 512(i) undertaking and provide the Regulation S-K Item 512(a)(5)(ii) undertaking.
          In response to the Staff’s comment, the Company has revised “Item 17. Undertakings” and confirms that the previously omitted information is included in this Amendment No. 2 to the Registration Statement.
Questions and Answers Relating to the Rights Offering, page 1
          How was the subscription Price of $3.50 per share determined?, page 2
3.	We note your response to comment five in our letter dated November 30, 2009 and have the following comments:
•	We are unable to concur with your conclusion that the fairness opinion is not material information to shareholders. Please either include a copy of the opinion in the prospectus or file a copy of the opinion as an exhibit to the registration statement.

Ms. Era Anagnosti
December 11, 2009

•	You have incorporated the consent by reference to Annex C to your preliminary proxy statement filed on November 3, 2009. The consent provided in Annex C does not appear to be sufficient for purposes of complying with Rule 436 of Regulation C. Please revise accordingly.
          In response to the Staff’s comment, the Company has attached a copy of the opinion of Moelis & Company LLC as Exhibit 99.7 to Amendment No. 2 to the Registration Statement and has filed a consent of Moelis & Company LLC as Exhibit 23.3 to Amendment No. 2 to the Registration Statement.
* * *
          The Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          As discussed with the Staff, we would greatly appreciate the expedited review of these responses. If you have any questions or if the Staff has further comment, please call me at (404) 881-7936 or Brendan McGill at (404) 881-4487.
Sincerely,
/s/ William Scott Ortwein
William Scott Ortwein

cc:	Pamela A. Long Andrew Schoeffler Donald F. McAleenan Robert Pincus Allison L. Land Andrew M. Johnston